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                             May 22, 2023

       Jay Puchir
       Chief Executive Officer
       White River Energy Corp.
       609 W/ Dickson St., Suite 102 G
       Fayetteville, AR 72701

                                                        Re: White River Energy
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed May 8, 2023
                                                            File No. 333-268707

       Dear Jay Puchir:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed May 8, 2023

       Risk Factors, page 4

   1. Please revise your risk factor language to clearly disclose the bases on which you and each of your subsidiaries
claim to be exempt from registration and regulation under the
                                                        Investment Company Act,
including   to the extent applicable   section 3(c)(9) of the
                                                        Investment Company Act
of 1940.
       Selling Stockholders, page 45

   2. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares
beneficially owned by Nepsis Inc. See Item 403 of Regulation S-K and Exchange Act Rule
13d-3.
 Jay Puchir
White River Energy Corp.
May 22, 2023
Page 2


Business
Acquisition of a Broker-Dealer, page 58

3. We note you disclose that you advanced an additional $20,000 to be held in escrow in
         April 2023 towards the acquisition price of Commenda Securities LLC. Please describe the material terms of such advance, including whether such deposit is refundable, and file a copy of any related documentation.
Properties
Oil and Natural Gas Reserves, page 59

4. We note the revisions made in response to prior comment number four from our letter dated April 17, 2023. The last sentence of revised footnote (4) indicates "This is considered a non-U.S. GAAP financial measure." However, if the exclusion of a deduction for taxes is appropriate, then the measure "Discounted Future Net Cash
         Flows" is not non-GAAP. In this regard, we note that the measures presented at pages 59 and 60 are the same as the SMOG measures presented as part of the FASB 932 disclosures provided on page F-22. Review your disclosure and revise as necessary to resolve this inconsistency.
Financial Statements
General, page F-1

5. Please update your filing to include audited financial statements for the fiscal year ended
         March 31, 2022 to comply with Rule 8-08(b) of Regulation S-X. Please also update the pro forma information to comply with Rule 11-02(c) of Regulation S-X. General

6. Please revise your registration statement to ensure that disclosure regarding the securities being offered is consistent in your prospectus, fee table filed as
Exhibit 107 and legal
         opinion filed as Exhibit 5.1.
7.     Please
FirstName     update yourPuchir
           LastNameJay    disclosure to include the information in your Form
8-K dated May 16,
       2023.
Comapany NameWhite River Energy Corp.
8.   Please
May 22, 2023 expand
             Page 2 your filing to include a glossary of oil and gas industry terms.
FirstName LastName
 Jay Puchir
FirstName
White RiverLastNameJay
            Energy Corp.Puchir
Comapany
May        NameWhite River Energy Corp.
     22, 2023
May 22,
Page 3 2023 Page 3
FirstName LastName
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions regarding the engineering comments. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Michael D. Harris, Esq.